Free Writing Prospectus Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplements each dated May 12, 2020 to the

Prospectus dated June 27, 2018

Registration No. 333-225918

Pricing Term Sheet

dated as of May 12, 2020

ZILLOW GROUP, INC.

Concurrent Offerings of

$500,000,000 Aggregate Principal Amount of 2.75% Convertible Senior Notes due 2025

(the “Convertible Notes Offering”)

And

8,000,000 Shares of Class C capital stock, par value $0.0001 per Share

(the “Class C Capital Stock Offering”)

The information in this pricing term sheet relates to only the Convertible Notes Offering and the Class C Capital Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated May 12, 2020 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and (ii) the preliminary prospectus supplement dated May 12, 2020 relating to the Class C Capital Stock Offering (the “Class C Capital Stock Preliminary Prospectus Supplement” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein, and the base prospectus dated June 27, 2018, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. References to “the Issuer,” “we,” “our” and “us” refer to Zillow Group, Inc. and not to its consolidated subsidiaries. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Zillow Group, Inc., a Washington corporation.

Ticker/Exchange for Issuer’s Class C Capital Stock:	“Z”/The Nasdaq Global Select Market.

Pricing Date:	May 12, 2020

Trade Date:	May 13, 2020

Settlement Date:	May 15, 2020

Total Transaction Size:	$884.0 million in gross proceeds from the Class C Capital Stock Offering and Convertible Notes Offering (or $1,016.6 million if the underwriters’ over-allotment options to purchase additional shares of Class C capital stock and additional Notes are both exercised in full). The Class C Capital Stock Offering and the Convertible Notes Offering are not cross-conditional.

Class C Capital Stock Offering

Shares Offered:	8,000,000 shares of Class C capital stock (or 9,200,000 shares if the underwriters exercise their over-allotment option to purchase an additional 1,200,000 shares of Class C capital stock in full).

Class C Capital Stock Outstanding:	155,219,504 shares immediately after the Class C Capital Stock Offering (or 156,419,504 shares if the underwriters exercise their over-allotment option to purchase additional shares in full), without giving effect to any shares of Class C capital stock issued in connection with the 2021 Note Repurchase Transactions described in the Preliminary Prospectus Supplements and described below under the heading “2021 Note Repurchase Transactions.”

Nasdaq Global Select Market Last Reported Sale Price of Class C Capital Stock on May 12, 2020:	$49.22 per share

Public Offering Price:	$48.00 per share of Class C capital stock.

Underwriting Discount:

$1.20 per share of Class C capital stock.

Approximately $9.6 million in aggregate (approximately $11.0 million in aggregate if the underwriters exercise their over-allotment option to purchase additional shares in full).

Use of Proceeds:	The Issuer estimates that the net proceeds from the Class C Capital Stock Offering will be approximately $374.1 million (or approximately $430.2 million if the underwriters exercise their over-allotment option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Issuer intends to use the net proceeds from the offering and the concurrent Convertible Notes Offering to pay the cash portion of the 2021 Note Repurchase Transactions described in the Preliminary Prospectus Supplement and below under the heading “2021 Note Repurchase Transactions,” and for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. Additionally, the Issuer may choose to expand our current business through acquisitions of, or investments in, other businesses, products or technologies, using cash or shares of our common stock or capital stock. However, the Issuer has no definitive agreements or commitments with respect to any such acquisitions or investments at this time.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Convertible Notes Offering

Notes:	2.75% Convertible Senior Notes due 2025 (the “Notes”).

Aggregate Principal Amount of Notes Offered:	$500,000,000 aggregate principal amount (plus up to an additional $75,000,000 pursuant to the underwriters’ over-allotment option to purchase additional Notes).

Issue Price:	100% of principal, plus accrued interest, if any, from the Settlement Date.

Denominations:	$1,000 and multiples of $1,000 in excess thereof.

Maturity:	May 15, 2025, unless earlier repurchased, redeemed or converted.

Interest Rate:	2.75% per annum from May 15, 2020.

Interest Payment Dates:	Interest will be payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2020.

Interest Record Dates:	May 1 and November 1 of each year, immediately preceding any May 15 and November 15 interest payment date, as the case may be.

Conversion Premium:	Approximately 40% above the Public Offering Price of the Issuer’s Class C capital stock in the Class C Capital Stock Offering.

Initial Conversion Rate:	14.8810 shares of Class C capital stock per $1,000 principal amount of Notes.

Initial Conversion Price:	Approximately $67.20 per share of Class C capital stock.

Underwriting Discount:	$20.00 per $1,000 principal amount of Notes. $10.0 million in aggregate (or $11.5 million in aggregate if the underwriters exercise their over-allotment option to purchase additional Notes in full).

Settlement Method:	Cash, shares of the Issuer’s Class C capital stock or a combination of cash and shares of the Issuer’s Class C capital stock, at the Issuer’s election.

Optional Redemption:

The Issuer may not redeem the Notes prior to May 22, 2023. The Issuer may redeem for cash all or part of the Notes, at its option, on or after May 22, 2023 if the last reported sale price of the Issuer’s Class C capital stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption and at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

The Issuer will give notice of any redemption not less than 50 nor more than 60 scheduled trading days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of Notes. See “Description of Notes—Optional Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

CUSIP Number/ISIN:	98954M AH4/US98954MAH43

Use of Proceeds:

The Issuer estimates that the net proceeds from the offering will be approximately $489.6 million (or approximately $563.1 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the offering and the concurrent Class C Capital Stock Offering to pay the cash portion of the 2021 Note Repurchase Transactions (as described in the Preliminary Prospectus Supplement and below under the heading “2021 Note Repurchase Transactions”), and for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Additionally, the Issuer may choose to expand our current business through acquisitions of, or investments in, other businesses, products or technologies, using cash or shares of our common stock or capital stock. However, the Issuer has no definitive agreements or commitments with respect to any such acquisitions or investments at this time.

Increase to Conversion Rate Following a Make-Whole Fundamental Change or Notice of Redemption:

If a “make-whole fundamental change” or notice of redemption (as defined in the Convertible Notes Preliminary Prospectus Supplement) occurs at any time prior to the stated maturity date, the conversion rate for any Notes converted following such make-whole fundamental change will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of Class C capital stock, as described under “Description of Notes—Increase in Conversion Rate upon a Make-Whole Fundamental Change or Notice of Redemption” in the Convertible Notes Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares to be added to the conversion rate for each $1,000 principal amount of Notes based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$48.00	$55.00	$67.20	$75.00	$87.36	$100.00	$150.00	$200.00	$300.00	$500.00	$700.00
May 15, 2020	5.9523	4.6864	3.2628	2.6669	2.0139	1.5728	0.7695	0.4744	0.2328	0.0673	0.0000
May 15, 2021	5.9523	4.5256	3.0256	2.4157	1.7664	1.3440	0.6256	0.3832	0.1905	0.0561	0.0000
May 15, 2022	5.9523	4.3042	2.7129	2.0913	1.4573	1.0674	0.4677	0.2872	0.1460	0.0441	0.0000
May 15, 2023	5.9523	4.0127	2.2951	1.6655	1.0686	0.7364	0.3035	0.1907	0.0999	0.0308	0.0000
May 15, 2024	5.9523	3.6220	1.6813	1.0593	0.5655	0.3500	0.1451	0.0960	0.0515	0.0163	0.0000
May 15, 2025	5.9523	3.3009	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year or 366-day year, as applicable;

•

If the stock price is greater than $700.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

If the stock price is less than $48.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 20.8333 shares of Class C capital stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

2021 Note Repurchase Transactions

Concurrently with the Class C Capital Stock Offering and Convertible Notes Offering, the Issuer plans to enter into separate and privately negotiated repurchase transactions with certain holders of a portion of our 2.00% Senior Convertible Notes due 2021 (the “2021 Notes”). The Issuer expects to repurchase an aggregate principal amount of $194.7 million of the 2021 Notes for a total repurchase cost of $232.6 million, consisting of $196.4 million in cash and 753,936 shares of our Class C capital stock (based on the Public Offering Price of the Class C capital stock in the Class C Capital Stock Offering).

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, the related base prospectus and the other documents the Issuer has filed with the SEC that are incorporated by reference into the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement for more complete information about the Issuer, the Convertible Notes Offering and the Class C Capital Stock Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone at (866) 471-2526, or by facsimile at (212) 902-9316, or by email at prospectus-ny@ny.email.gs.com); Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; or from ; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, New York, New York 10010, telephone: 1-800-221-1037 or by emailing usa.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Convertible Notes Preliminary Prospectus Supplement or the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Class C Capital Stock Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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